Kenneth J. Rollins T: +1 858 550 6136 krollins@cooley.com

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Auspex Pharmaceuticals, Inc. in connection with

Registration Statement on Form S-1 filed

December 20, 2013

(File No. 333-193013)

ASPX-0001

January 10, 2014

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:         Jeffrey Riedler

Re:	Auspex Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-193013

Dear Mr. Riedler:

On behalf of our client, Auspex Pharmaceuticals, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2013 (the “Comment Letter”), relating to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on November 21, 2013, which was subsequently amended in response to the Comment Letter and publicly filed with the Commission on December 20, 2013 and further amended and filed with the Commission on January 10, 2014 (as amended, the “Registration Statement”). In this letter, we are responding only to comment number 13 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Kenneth J. Rollins, the responsible representative, is c/o Cooley LLP, 4401 Eastgate Mall, San Diego, California 92121-1909, telephone number (858) 550-6136.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

January 10, 2014 Page 2 of 6

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Auspex

Pharmaceuticals, Inc. in connection with

Registration Statement on Form S-1 filed

December 20, 2013

(File No. 333-193013)

ASPX-0002

Staff Comments and Company Responses

Stock Based Compensation page 54

13.	We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Response: The Company advises the Staff that it presently estimates, based in part on input recently received from the underwriters (the “Underwriters”) for the initial public offering (the “IPO”), that the public offering price per share for the IPO will be between $[***] and $[***], with a midpoint of the estimated range of $[***] (the “Preliminary Assumed IPO Price”), considering information currently available and current market conditions.

Please note that the foregoing per share amounts, and other per share amount sets forth in this letter, do not reflect the impact of an anticipated reverse stock split, which the Company plans to effect prior to the closing of the IPO.

COMMON STOCK VALUATION METHODOLOGIES

The Company’s discussion of share-based compensation is primarily contained in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation” (the “Section”), which has previously been filed with the Commission and is included on pages 56 through 62 of the Registration Statement. As described in the Section, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (the “AICPA”), Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”).

The Company’s valuations were prepared in accordance with the guidelines in the AICPA Practice Guide, which prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock, each of which is described in greater detail in the Registration Statement.

In valuing the Company’s common stock, the Board of Directors determined the equity value of the Company by utilizing the replacement cost, income and market approaches.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

January 10, 2014 Page 3 of 6

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Auspex

Pharmaceuticals, Inc. in connection with

Registration Statement on Form S-1 filed

December 20, 2013

(File No. 333-193013)

ASPX-0003

The following market approaches were utilized in the Company’s various valuations:

•	Guideline public company method. The guideline public company market approach estimates the value of a business by comparing a company to similar publicly-traded companies.

•	Precedent transaction method. The precedent transaction market approach estimates the value of a business based on the utilization of a company’s own relevant stock transactions.

METHODS USED TO ALLOCATE ENTERPRISE VALUE TO CLASSES OF SECURITIES

In accordance with the AICPA Practice Guide, the Company considered the various methods for allocating the enterprise value across its classes and series of capital stock to determine the fair value of the Company’s common stock at each valuation date.

The methods the Company considered consisted of the following:

•	Current value method. Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest. This method was considered but not utilized in any of the valuations discussed in the Registration Statement.

•	Option pricing method. Under the option pricing method, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options. After considering the reliability of each of these methods, this was the method that the Company utilized to determine the fair value of its common stock at each valuation date prior to December 31, 2013.

•	Probability-weighted expected return method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to a company, as well as the economic and control rights of each share class. This method was considered for prior valuations and utilized for the first time by the Board of Directors in connection with its valuation of the fair value of the Company’s common stock on December 31, 2013 (as described in greater detail in the Section and below).

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

January 10, 2014 Page 4 of 6

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Auspex

Pharmaceuticals, Inc. in connection with

Registration Statement on Form S-1 filed

December 20, 2013

(File No. 333-193013)

ASPX-0004

At each valuation date, the Company used its then current budget or forecast as approved by its Board of Directors, to determine its estimated financing needs and forecasted cash balances for each exit scenario and exit date. The Company then estimated the probability and timing of each potential liquidity event based on management’s best estimate, taking into consideration all available information as of the valuation date, including the stage of clinical development of the Company’s lead product candidate, industry clinical success rates, the Company’s expected near-term and long-term funding requirements, and an assessment of the current financing and biopharmaceutical industry environments at the time of the valuation.

MOST RECENT FAIR VALUE DETERMINATION

As described in the Section, on January 10, 2014, the date on which the Board of Directors most recently authorized the issuance of stock option grants, the Board of Directors determined the fair value of the Company’s common stock to be $1.46 per share after taking into account input from management and the report of an independent third-party valuation specialist, which report had determined the fair value of the Company’s common stock to be $1.46 per share (the “Estimated Fair Value”) as of December 31, 2013 using the PWERM allocation method. The Board of Directors determined the fair value of the Company’s common stock remained substantially unchanged between December 31, 2013 and January 10, 2014, due to the lack of significant developments with respect to the Company during such period.

COMPARISON OF ESTIMATED FAIR VALUE AND ASSUMED IPO PRICE

As is typical in initial public offerings, the estimated price range for the offering was not derived using a formal determination of fair value, but was determined primarily by negotiation between the Company and its underwriters. Among the factors that were considered in setting the estimated price range for the offering were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Registration Statement.

The midpoint of the estimated price range for the offering of $[***] per share (the “Midpoint Price”), exceeds the fair value of the Company’s common stock of $1.46 per share as of December 31, 2013 and January 10, 2014, which was determined as described above

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

January 10, 2014 Page 5 of 6

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Auspex

Pharmaceuticals, Inc. in connection with

Registration Statement on Form S-1 filed

December 20, 2013

(File No. 333-193013)

ASPX-0005

(the “Prior Valuation Price”), by approximately $[***] per share. The Company respectfully submits that the difference between the Prior Valuation Price and the Midpoint Price is primarily attributable to the fact that the methodology for determining the Prior Valuation Price incorporated multiple liquidity scenarios, not all of which allocate value to the Company’s stockholders on a fully-diluted, as-converted to common stock basis. In contrast, the Midpoint Price assumes with 100% probability that the Company completes an IPO and the Company’s preferred stock will be converted into common stock during the first quarter of 2014. Additionally, the Midpoint Price assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability, as an active trading market for the common stock will exist following the IPO. As a result, the Midpoint Price was not reduced by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability.

The December 31, 2013 valuation report prepared by the Company’s valuation specialist contained multiple liquidity scenarios. Under IPO scenarios, which used a guideline public company market approach, and for which a cumulative probability weighting of 70% was assigned, the fair value of the Company’s common stock was determined to be $[***] per share. The Company utilized (i) a DLOM between 5.0% and 15% and (ii) a present value discount factor based on a 30% cost of capital over a period of between approximately 2 months and 12 months based on the range of the anticipated completion dates for the offering. The application of these factors accounted for approximately $[***] per share of the approximate $[***] per share difference between the Prior Valuation Price and the Midpoint Price.

The December valuation report also utilized other liquidity scenarios in which the Company’s preferred stockholders would retain their rights and preferences in liquidation, and for which a cumulative probability weighting of 30% was assigned. These scenarios, which includes a stay-private scenario weighted at 15%, the sale or merger of the Company weighted at 10% and liquidation of the Company weighted at 5%, resulted in a fair value determination of $[***] per share. The Company respectfully submits that the IPO scenario results in a higher fair value per share determination than the other liquidity event scenarios because under the IPO scenario, the Company’s preferred stock would convert into common stock in connection with the offering and, therefore, the liquidation preferences of the preferred stock would be eliminated upon the completion of the offering. Since the holders of the Company’s preferred stock hold approximately $92.0 million in liquidation preference over the common stock, the majority of all value in the other liquidity event transactions would be allocated to the preferred stockholders. Accordingly, after applying the indicated probability weighting, the consideration of another liquidity event scenario accounted for approximately $[***] per share of the $[***] per share difference between the Prior Valuation Price and the Midpoint Price.

The Company believes that the remaining difference between the Prior Valuation Price and the Midpoint Price is justified by (i) the fact that the valuation report prepared by the Company’s third-party valuation specialist utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the offering, and (ii) other factors, such as the inherent uncertainty of completing a successful IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range provided by the Company’s underwriters.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

January 10, 2014 Page 6 of 6

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Auspex

Pharmaceuticals, Inc. in connection with

Registration Statement on Form S-1 filed

December 20, 2013

(File No. 333-193013)

ASPX-0006

In conclusion, the Company respectfully submits that the difference between the latest valuation (i.e., the Prior Valuation Price) and the estimated IPO price (i.e., the Midpoint Price) is reasonable in light of the considerations outlined above. The Company will add disclosure to this effect in its next amendment to the Registration Statement.

***

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6136.

Sincerely,

Cooley LLP

/s/ Kenneth J. Rollins, Esq.

Kenneth J. Rollins, Esq.

cc:	Pratik Shah, Ph.D.
Frederick T. Muto, Esq., Cooley LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM